AECOM

555 South Flower Street, 37th Floor, Los Angeles, California 90071-2300

T 213.593.8000  F 213.593.8730  www.aecom.com

August 21, 2009

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AECOM Technology Corporation
Form 10-K/A for the Fiscal Year Ended September 30, 2008 Filed January 23, 2009

Proxy Statement File No. 000-52423 Filed January 23, 2009

Dear Mr. O’Brien:

This letter is in response to your comment letter dated June 30, 2009, regarding the above-referenced filings for AECOM Technology Corporation (“AECOM” or the “Company”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the Fiscal Year Ended September 30, 2008

Critical Accounting Policies, page 27

Goodwill, page 29

1.                                      We note your response to comment 1 in our letter dated April 7, 2009.  Specifically we note your statement that your reporting units are at your operating segment level.  We further note that your PTS reportable segment has various operating segments.  As such, it would appear as though you have more than two reporting units for which goodwill is to be tested.  Finally, we note your disclosure on page 29 in your fiscal year 2008 Form 10-K and your response letter dated March 26, 2009, which you state you only have two reporting units for which goodwill was tested for impairment.  As such, it is unclear to us whether you tested goodwill for impairment at the appropriate level.  Please tell us the level at which you testing goodwill for impairment during the fiscal year 2008 testing.  If you did not test goodwill for impairment at the appropriate level for fiscal year 2008 or any of the other years presented, please conduct the goodwill impairment analysis at the appropriate level in accordance with the guidance in SFAS 142.  Please provide us with the detailed results of the revised goodwill impairment analysis for each period presented, including the estimated fair value of each reporting unit, the carrying value of each reporting unit and the amount of goodwill allocated to each reporting unit.  If you did not test goodwill for impairment at the appropriate level, please provide us with your consideration of SFAS 154.  Please also note that disclosure for the level at which you are testing goodwill for impairment should be included in your significant accounting policies footnote.

The Company confirms it tested goodwill for impairment for all periods presented at each operating segment in accordance with SFAS 142, including the various operating segments within the PTS reportable segment.  Therefore, the Company did not have to revise its goodwill impairment analysis.  The Company will include disclosure in its significant accounting policies footnote in future filings to clarify that goodwill impairment analysis is performed at the operating segment level.

21.  Reportable Segments and Geographic Information, page 89

2.                                      We note the disclosures you intend to include in MD&A’s critical accounting policies section in partial response to comment 2 in our letter dated April 7, 2009.  Please note that disclosures required by paragraph 26.a. of SFAS 131 should be included in the footnotes to your consolidated financial statements.

The Company confirms it will include disclosures required by paragraph 26.a. of SFAS 131 in its footnotes to the consolidated financial statements in future filings.

3.                                      As previously requested in comment 2 in our letter dated April 7, 2009, please provide us with a detailed analysis as to how you determined your operating segments for the PTS reportable segment are properly aggregated.  Refer to paragraph 17 of SFAS 131 with consideration of the guidance in paragraphs 18-24 of SFAS 131.  For the similar economic characteristics criteria, please provide us with revenue, gross profit, gross profit margins, income from operations, and income from operations margins, along with any other information you believe would be useful, for each of your operating segments for each of the five years ended September 30, 2008 and the 6-month periods ended March 31, 2009 and 2008 to help us understand how the aggregated operating segments are economically similar.  Specifically address any differences in the trends these financial indicators depict (e.g., if gross profit margin is decreasing for one operating segment and increasing for another).

The Company has two reportable segments, Professional Technical Services (PTS) and Management Support Services (MSS), which are consistent with our enterprise organizational structure. The PTS reportable segment is comprised of eight operating segments that have been aggregated into one reportable segment in accordance with paragraph 17 of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS 131), as they have similar characteristics, including nature of the services provided, internal processes for delivering those services, the types of customers, and economic performance, specifically:

•                  Nature of Services: The PTS reporting segment provides professional technical engineering services (engineering design, planning, consulting, architecture, and program and construction management services) to its customers. All of these engineering services are similar in nature and are furnished by substantially all of the PTS operating segments.

•                  Production Process and Methods used to Distribute Products and Provide Services:  All of PTS’s operating segments utilize computer assisted technology and highly skilled and educated professionals in the course of designing, planning and consulting.  Resources, such as engineers and architects, are shared among the operating segments globally. Additionally, the technical professional skills, project management and risk management tools, as well as operational and resource management processes necessary to deliver these services are consistent among the PTS operating segments. These significant processes have been designed to be similar across the various PTS operating segments so that the professional resources can manage projects with efficiency.

•                  Types of Customers: Substantially all PTS operating segments have customers that are comprised of institutional, government and commercial clients who generally require a similar range of services.  Frequently our PTS operating segments do business with the same customer.

•                  Similar Economic Characteristics: The Company has supplementally provided to the Staff its economic characteristic analysis for the fiscal years ended 2008 and 2007 and the six months ended March 31, 2009 and 2008.  Subsequent to fiscal 2006, the Company has completed over 25 acquisitions and reorganized the operating segments into the current enterprise organization structure.  The composition of the operating segments within the PTS reporting segment (subsequent to fiscal 2006) is substantially different from and not readily comparable to the structure that existed through fiscal 2006.  Therefore, the Company has not provided the analysis for the fiscal years ended 2004, 2005 and 2006 as it believes that the analysis that the Company has provided reflects its current enterprise organization structure after the aforementioned acquisitions and reorganizations, and provides the most relevant measures and evidence that the operating segments aggregated in accordance with Paragraph 17 of SFAS 131 have similar economic characteristics.

The economic characteristic analysis includes information on gross revenue, revenue net of other direct costs, gross margin, gross profit, and operating income. As disclosed in the Company’s periodic filings, management internally analyzes the results of its operations using revenue, net of other direct costs, which is revenue excluding services provided by subcontractors and other non-employees that we categorize as other direct costs.  These other direct costs are typically pass through in nature and are paid to the subcontractors upon our receipt of payment from the client. The gross margin percentage is based on revenue, net of other direct costs, which is a metric consistent with that reviewed by our Chief Operating Decision Maker (CODM).  Additionally, the CODM uses this key metric to make strategic and operating decisions, and allocate resources as it represents the Company’s profitability of work performed solely by AECOM employees.  As indicated in our analysis that we have provided supplementally to this letter, our gross margin (as defined) for our consolidated PTS reportable segment has been very consistent for each period provided.  Also, it should be noted, that for the six largest PTS operating segments (which have accounted for at least 95% of total PTS revenues and gross margin for each period) the gross margins have basically been within a plus/minus 10% range of our consolidated PTS gross margin.

Accordingly, the Company has aggregated the eight operating segments into the PTS reportable segment based on the above documented similar characteristics, including long-term gross margin based on past and present indicators. We continually review our assessment based on current and future prospects of our operating segments. We have not noted any unusual trends in our operating segments; therefore, we expect the similar characteristics to continue in the near future.

The Company believes that its conclusion that it has two reportable segments is appropriate and provides the users of its financial statements an understanding of the Company’s performance or prospects for future net cash flows to enable them to make a more informed judgment about the Company as a whole.

Please contact the undersigned at (213) 593-8719 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Eric Chen

Eric Chen
Senior Vice President, Finance and General Counsel

cc:	John M. Dionisio, AECOM Technology Corporation
Bill Browning, Ernst & Young, LLP